Mail Stop 4561

February 8, 2007

Stephen H. Wacknitz
Chief Executive Officer
Temecula Valley Bancorp Inc.
27710 Jefferson Avenue, Suite A100
Temecula, California 92590

Re: Temecula Valley Bancorp Inc.
Form S-3, filed January 10, 2007
File Number 333-139908

Dear Mr. Wacknitz:

We have monitored your Form S-3 with respect to the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recently issued Accounting Standards, page 2

1. Beginning at this heading, your summary contains a disproportionate amount of detailed information that is normally included in the body of the text. Please consider moving or shortening this disclosure, through to The Offering, page 5, so that your reader can focus on the most important information you are trying to convey.

2. Revise to move the disclosures on page 19 ("Private Placement Through …") to the Summary section.

Use of Proceeds, page 5

3.   Here and in the body of the text, please disclose the use of proceeds from the company's sale to the selling shareholders. In this regard, please be more specific than "general corporate purposes", e.g., to expand our lending capacity, etc.

Selling Shareholders, page 16

4.   Please revise the footnotes so that each footnote is presented separately. Several footnotes currently include more than one numbered item.

5.   Revise the footnotes to indicate, where appropriate, that the person or entity is a broker/dealer or an affiliate of a broker/dealer.

Private Placement…, page 19 (to be moved to the Summary section)

6.   Please disclose the reasons for the two different prices charged for shares sold in the private placement.

7.   Please disclose the percentage of shares sold in the private placement relative to the previously outstanding number of shares.

8.   Please disclose the exemptions relied upon for the private placement and the facts that support the availability of these exemptions.

Plan of Distribution, page 20

9.   Please disclose at the first paragraph on page 21 that such broker-dealers are underwriters.

10.   Where appropriate, revise to indicate that any broker-dealers who purchased shares in the private placement and are now selling are underwriters.

11.   Disclose that affiliates of broker-dealers who purchased shares in the private placement did so in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person or party to distribute the securities. If these representations are not made, the affiliates of broker/dealers must also indicate that they are underwriters.

12.   Supplementally advise the staff if Rule 10a-1 of the Securities Exchange Act applies to any of the sellers listed herein.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   ·   the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to David Lyon at 202-551-3421 or to me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Attorney

By fax: Stephanie E. Allen
Fax number 949-497-0291